Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

02052517

PE
8-1-02

Report of Foreign Issuer
Pursuant to Rule 13a-17 or 15d-17 of
the Securities Exchange Act of 1934

For the month of August 2002

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

Hideki Ishida
Managing Director
General Manager of
Corporate Business Systems
Administration Division

Date: August 1, 2002

August 1, 2002

(Translation)

To the press

Re: Changes in the Company's Operational Structure and in the Directors' Principal Occupation

Kyocera Corporation announced today that its operational structure and the Directors' principal occupation changes stated below took effect on August 1, 2002.

1. Change in operational structure

The Company changes its existing Business Group structure and newly organizes Corporate Business Division structure and Business Division structure directly controlled by President
Our newly Corporate Business Division structure is as follows:

Corporate Business Division:

Corporate Fine Ceramics Division
Corporate Semiconductor Components Sales Division
Corporate Ceramic Packages Division
Corporate Communication Devices Division
Corporate Electronic Components Sales Division
Corporate Capacitor Division
Corporate Electronic Devices Division
Corporate Solar-Energy Division
Corporate Cutting Tool Division
Corporate Communication Systems Sales Division
Corporate Mobile Communication Equipment Division
Corporate Communication Systems Equipment Division
Corporate Optical Equipment Division
Corporate R&D Division for Components and Devices
Corporate Communication Systems R&D Division
Corporate Business Strategy Division
Corporate Planning Office
Corporate General Affairs Division
Corporate Purchasing Division
Corporate Business Systems Administration Division
Corporate Development Division
Corporate Legal and Intellectual Property Division

Business Division:

Automotive Components Division
Organic Material Components Division

Thin Film Devices Division
LED Division
Liquid Crystal Display Division
BIOCERAM Division
Jewelry and Application Products Division
Logistics Service Division
Precision Machine Division
Office of the Chief Executives

2. Change in Directors' Principle Occupation

Name	Title	Duties or Principal Occupation	
		New	Former
Noboru Nakamura	Executive Vice President and Representative Director	Executive Vice President and Representative Director of Kyocera Chemical Corporation	General Manager of Fine Ceramics Group
Michihisa Yamamoto	Executive Vice President and Representative Director	General Manager of Corporate Business Strategy Division	General Manager of Electronic Components Group and General Manager of Corporate Productivity and Engineering Promotion Group
Masahiro Umemura	Executive Vice President and Representative Director	General Manager of Corporate Development Division	General Manager of Corporate Development Group
Yasuo Akashi	Senior Managing Director and Representative Director	General Manager of Corporate General Affairs Division	General Manager of Corporate General Affairs Group
Isao Yukawa	Managing Director	General Manager of Corporate Solar-Energy Division	General Manager of Solar-Energy Group
Hisashi Sakumi	Managing Director	Deputy General Manager of Corporate General Affairs Division and Officer in charge of Environmental Affairs	Deputy General Manager of Corporate General Affairs Group and Officer in charge of Environmental Affairs
Hideki Ishida	Managing Director	General Manager of Corporate Business Systems Administration Division	General Manager of Business Systems Administration Group and Deputy General Manager of Corporate Productivity and Engineering Promotion Group

Name	Title	Duties or Principal Occupation	
		New	Former
Takashi Itoh	Director	General Manager of Corporate Purchasing Division	General Manager of Purchasing Group
Hisao Hisaki	Director	General Manager of Corporate Communication Systems Sales Division	General Manager of Communication Systems Group
Masato Takeda	Director	General Manager of Corporate R&D Division for Components and Devices	Deputy General Manager of Electronic Components Group
Minoru Fujiyoshi	Director	General Manager of Corporate Legal and Intellectual Property Division	General Manager of Legal Affairs and Intellectual Property Group
Yoshihiko Nishikawa	Director	Deputy General Manager of Corporate Legal and Intellectual Property Division	Deputy General Manager of Legal Affairs and Intellectual Property Group
Masahiro Inoue	Director	Deputy General Manager of Corporate Optical Equipment Division	Chief Executive Officer of Kyocera Wireless Corp.
Eiichi Toriyama	Director	General Manager of Corporate Electronic Components Sales Division	Deputy General Manager of Electronic Components Group
Susumu Ohshima	Director	General Manager of Corporate Semiconductor Components Sales Division	Deputy General Manager of Semiconductor Parts Group
Koji Mae	Director	General Manager of Organic Material Components Division	Deputy General Manager of Semiconductor Parts Group
Makoto Kawamura	Director	General Manager of Corporate Cutting Tool Division	Manager of Cutting Tool Division
Tatsumi Maeda	Director	Deputy General Manager of Corporate Business Strategy Division	General Manager of Corporate R&D Group for Components and Devices Group